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                          March 7, 2023

       Arnon Rosenthal, Ph.D.
       Chief Executive Officer
       Alector, Inc.
       131 Oyster Point Blvd., Suite 600
       South San Francisco, CA 94080

                                                        Re: Alector, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed February 28,
2023
                                                            File No. 333-270126

       Dear Arnon Rosenthal:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason
Drory at 202-551-8342 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Michael Coke